SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of November, 2005
                                          -------------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  Holding(s) in Company
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AMVESCAP PLC
IMMEDIATE RELEASE  28 NOVEMBER 2005
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 020 7065 3942


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.        Name of company

          AMVESCAP PLC

2.        Name of shareholder having a major interest

          FMR Corp.
          Fidelity International Limited
          Mr. Edward C. Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

                   SHARES HELD  MANAGEMENT        NOMINEE/REGISTERED NAME
                                COMPANY

                       601,900  FIGEST            BNP PARIBAS, PARIS
                        10,100  FIA(K)L           STATE STREET HONG KONG
                       127,500  FICL              STATE STREET BANK AND TR CO
                       408,600  FII               JP MORGAN, BOURNEMOUTH
                       209,200  FIL               BANK OF NEW YORK BRUSSELS
                    14,200,600  FIL               BROWN BROS HARRIMAN LTD LUX
                       210,200  FIL               JP MORGAN, BOURNEMOUTH
                       128,300  FIL               NORTHERN TRUST LONDON
                       101,800  FIL               STATE STR BK AND TR CO LNDN
                    11,228,703  FISL              JP MORGAN, BOURNEMOUTH
                        28,200  FMRCO             MELLON BANK N.A.
                        86,600  FMRCO             NORTHERN TRUST LONDON
                        35,300  FMRCO             STATE STREET BANK AND TR CO
                       650,000  FMRCO             BROWN BROTHERS HARRIMAN AND CO
                       157,900  FMTC              BANK OF NEW YORK
                       394,500  FMTC              BROWN BROTHERS HARRIMAN AND CO
                       127,000  FMTC              JPMORGAN CHASE BANK
                       136,500  FMTC              NORTHERN TRUST CO
                       388,700  FMTC              STATE STREET BANK AND TR CO
                       950,600  FPM               BANK OF NEW YORK BRUSSELS
                       303,900  FPM               BANKERS TRUST LONDON
                         8,200  FPM               CHASE MANHATTAN LONDON
                        62,000  FPM               CHASE MANHATTAN BK AG FRNKFRT
                        96,000  FPM               CLYDESDALE BANK PLC
                         7,300  FPM               DEXIA PRIVATBANK
                       328,000  FPM               HSBC BANK PLC
                     2,412,000  FPM               JP MORGAN, BOURNEMOUTH
                        34,300  FPM               JPMORGAN CHASE BANK
                       824,600  FPM               MELLON BANK
                       145,900  FPM               MIDLAND SECURITIES SERVICES
                     2,937,550  FPM               NORTHERN TRUST LONDON
                     2,195,881  FPM               STATE STR BK AND TR CO LNDN
                        42,200  FPM               BANK OF NEW YORK EUROPE LDN
                        39,100  FPM               CITIBANK LONDON
                    39,619,134  TOTAL


5.        Number of shares/amount of stock acquired

          -

6.        Percentage of issued class

          -

7.        Number of shares/amount of stock disposed

          NOT STATED

8.        Percentage of issued class

          NOT STATED

9.        Class of security

          ORDINARY SHARES

10.       Date of transaction

          NOT STATED

11.       Date company informed

          28 NOVEMBER 2005

12.       Total holding following this notification

          39,619,134

13.       Total percentage holding of issued class following this notification

          4.88%

14.       Any additional information

          FMR Corp.

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

          Fidelity International Limited (FIL)

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients

          Mr. Edward C. Johnson 3d

          A principal shareholder of FMR Corp. and Fidelity International
          Limited.

15.       Name of contact and telephone number for queries

          ANGELA TULLY
          TEL: 020 7065 3652

16. Name and signature of authorised company official responsible for making this notification

          A. TULLY
          AMVESCAP PLC
          COMPANY SECRETARY

          Date of notification

          28 NOVEMBER 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  28 November, 2005                 By   /s/  Angela Tully
      ---------------                        --------------------------
                                                (Signature)


                                            Angela Tully
                                            Assistant Company Secretary